Exhibit 99.1
T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2008 RESULTS
BALTIMORE (October 24, 2008) — T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter 2008 results, including net revenues of $555 million, net income of $153 million, and diluted earnings per share of $.56, a decrease of 11% from $.63 per share in the comparable 2007 quarter. Net revenues were $571 million in the third quarter of 2007 when net income was $175 million. Weighted average shares outstanding have decreased from the 2007 period due to the firm’s common share repurchase program. Over the twelve month period ended September 30, 2008, the firm has repurchased 3.6%, or 9.8 million, of its outstanding common shares.
Investment advisory revenues were down 4%, or $17.7 million, from the comparable 2007 quarter. Assets under management decreased 11% since June 30, 2008, to $345 billion at September 30, including $207.4 billion in the T. Rowe Price mutual funds distributed in the United States and $137.6 billion in other managed investment portfolios. Net cash inflows from investors in the third quarter of 2008 totaled $1.7 billion. Lower market valuations, net of portfolio income, reduced assets under management by $44.4 billion in the third quarter of 2008.
Results for the first nine months of 2008 include net revenues of $1.7 billion, net income of more than $466 million, and diluted earnings per share of $1.71, down $.01 per share from the comparable 2007 period. Assets under management are down 13.8% from the beginning of 2008 as cash inflows from investors of $19.5 billion have been more than offset by market valuation declines of $74.5 billion during the period.
Financial Highlights
Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased 6%, or $21.4 million, to $326.9 million in the third quarter of 2008. Average mutual fund assets were $226.3 billion in the 2008 quarter, a decrease of nearly 5% from the average for the comparable 2007 quarter. Mutual fund assets at September 30, 2008, were down $25.9 billion or 11% from the end of June 2008 and 15.7% from the beginning of the year. Net flows to the mutual funds were flat during the third quarter of 2008 as net inflows from bond and money funds of $1.3 billion were offset by net outflows from the stock funds. The U.S. Treasury and Summit Cash Reserves money market funds combined to add $.8 billion of net inflows. Decreases in market valuations, net of income, lowered mutual fund assets under management by $25.9 billion during the 2008 quarter.
The target-date retirement investment portfolios continue to be a significant source of assets under management. During the 2008 quarter, net inflows of $1.5 billion originated in target-date retirement portfolios. Assets in target-date investment portfolios were $31.1 billion at September 30, 2008, and now account for 9% of the firm’s assets under management and 14.5% of its mutual fund assets.
Investment advisory revenues earned from other managed investment portfolios, consisting of institutional separate accounts, sub-advised funds, sponsored investment funds which are offered to investors outside the U.S., and variable annuity insurance portfolios, were $138.8 million in the 2008 quarter, an increase of $3.7 million from the comparable period last year. These portfolio assets were down $16.8 billion or 11% from the end of June 2008. Net inflows for the 2008 quarter were $1.7 billion from U.S. and international institutional investors. Decreases in market valuations, net of income, lowered assets under management in these portfolios by $18.5 billion during the 2008 quarter. Investors outside the United States now account for 10% of assets under management.
Operating expenses were $316 million in the third quarter of 2008, up $8.8 million from the 2007 quarter. Compensation and related costs increased $2.1 million over the comparable 2007 quarter, primarily due to increased staff size and higher salaries. The firm has increased its staff to support increased volume-related activities and other business opportunities, and at September 30, 2008, employed 5,364 associates.
Advertising and promotion expenditures in the third quarter were down $1.7 million from the 2007 quarter. Investor sentiment in this volatile and uncertain market environment has caused the firm to reduce its spending on advertising and promotion, which varies period-to-period in response to market conditions and investor demand, as well as efforts to expand the firm’s investor base in the United States and abroad. Spending in the fourth quarter of 2008 is now expected to be about $35 million.
The provision for income taxes as a percentage of pretax income for the first nine months of 2008 is 38.2%. The third quarter and nine-month provisions include adjustments resulting from the filing of the firm’s 2007 income tax returns. The firm’s estimated effective tax rate for the full-year 2008 has decreased to 38.2% to reflect these changes.
Financial market conditions have been extremely volatile in the second half of 2008 and valuations have declined, including the firm’s investments in its sponsored mutual funds. At September 30, 2008, a net unrealized loss of $.2 million was recognized in stockholders’ equity. This net unrealized loss comprises fund holdings with aggregate unrealized gains of $56.9 million and aggregate unrealized losses of $57.1 million, which may give rise to charges in future income statements. The net unrealized loss compares to a net unrealized gain of $100.3 million at June 30, 2008.

Management Commentary
James A.C. Kennedy, the company’s Chief Executive Officer and President, commented: “The firm’s investment advisory results relative to our peers remain strong, with at least 84% of the T. Rowe Price funds across their share classes surpassing their comparable Lipper averages on a total return basis for the three- and five-year periods ended September 30, 2008, 79% outperforming for the 10-year period, and 64% outperforming for the one-year period. In addition, 78 of the T. Rowe Price stock, bond and blended asset funds across their share classes, which account for 68% of our rated funds’ assets under management, ended the quarter with an overall rating of four or five stars from Morningstar. These four- and five-star-rated portfolios represent 54.9% of our rated funds and share classes, compared with 32.5% for the overall industry.
“Our third quarter results were achieved during a difficult period in which global equity markets fell dramatically and liquidity and other banking constraints spread throughout the world. The start of the fourth quarter has seen further market declines. Concerns about the health of the U.S. and most other economies have certainly clouded the global outlook.
“Looking ahead, the bold actions recently taken by central banks and governments to inject liquidity and capital, and to restore confidence are encouraging. However, we anticipate that heightened volatility will continue in the near term. We remain concerned about consumer confidence and slower corporate earnings growth in coming months. We expect world economic growth to slow and many developed economies will likely experience a recession. Moreover, recent sharp declines in many commodity prices will probably restrain growth in a number of emerging economies.
“Nevertheless, periods of severe market dislocation have historically proven to be good times to invest in quality companies. We believe that this time will be no different. The markets are currently offering compelling valuations and attractive prices, conditions which in the long term provide the opportunity for future strong performance.
“Despite an environment that has placed considerable stress on financial markets, we remain encouraged by our relative investment results and the confidence clients continue to place in us. While we have been prudently managing our resources and paying careful attention to our expenses, our strong capital position enables us to weather these volatile periods and continue investing in our business for the future.
“We have expended $454 million during the first nine months of 2008 to repurchase 8.75 million of our common shares, compared to share repurchases totaling $321 million for all of 2007. These expenditures are being funded from our available cash positions. We remain debt-free with substantial liquidity, including cash and investment holdings of $1.5 billion.”
In closing, Mr. Kennedy said: “We are very pleased that our financial stability has enabled us to stay focused on our clients and to continue investing in our capabilities. We are very proud of our dedicated associates and our disciplined investment process. To be sure, the dramatically lower valuations have diminished the value of our clients’ assets, as well as our own investments in sponsored mutual funds. Further, cash inflows from investors have slowed considerably from the pace of the first half of the year. As a result, our near term outlook for the firm is for lower earnings in the fourth quarter of this year and into 2009. Despite the short-term market uncertainties, however, with our strong long-term performance record and diversified investment and distribution capabilities, the long-term outlook for T. Rowe Price remains strong.”
Other Matters
The financial results presented in this release are unaudited. The company expects that it will file its Form 10-Q Quarterly Report for the third quarter of 2008 with the U.S. Securities and Exchange Commission later today. The Form 10-Q will include more information on the company’s unaudited financial results and sponsored fund investments.
Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated growth in revenues, net income and earnings per share, anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the company’s Form 10-K and Form 10-Q reports.
Founded in 1937, Baltimore-based T. Rowe Price is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price’s disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research. More information is available at www.troweprice.com.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Nine months ended
	9/30/2007	9/30/2008	9/30/2007	9/30/2008
Revenues
Investment advisory fees	$483.4	$465.7	$1,372.5	$1,431.1
Administrative fees	87.4	88.7	257.2	268.4
Investment income of savings bank subsidiary	1.4	1.5	4.4	4.5

Total revenues	572.2	555.9	1,634.1	1,704.0
Interest expense on savings bank deposits	1.2	1.1	3.6	3.6

Net revenues	571.0	554.8	1,630.5	1,700.4

Operating expenses Compensation and related costs	208.8	210.9	590.0	636.3
Advertising and promotion	18.4	16.7	72.1	73.4
Depreciation and amortization of property and equipment	12.0	15.3	39.7	45.9
Occupancy and facility costs	24.8	25.7	68.9	75.7
Other operating expenses	43.2	47.4	126.0	141.6

	307.2	316.0	896.7	972.9

Net operating income	263.8	238.8	733.8	727.5
Non-operating investment income	17.9	5.7	41.4	27.8

Income before income taxes	281.7	244.5	775.2	755.3
Provision for income taxes	106.9	91.7	295.3	288.8

Net income	174.8	152.8	479.9	466.5

Earnings per share
Basic	$.66	$.59	$1.81	$1.79

Diluted	$.63	$.56	$1.72	$1.71

Dividends declared per share	$.17	$.24	$.51	$.72

Weighted average shares
Outstanding	264.2	258.7	265.1	260.0

Outstanding assuming dilution	278.2	270.8	279.4	272.2

	Three months ended		Nine months ended
	9/30/2007	9/30/2008	9/30/2007	9/30/2008
Investment Advisory Revenues (in millions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$301.0	$272.9	$854.8	$852.1
Bond and money market	47.3	54.0	135.2	157.9

	348.3	326.9	990.0	1,010.0

Other portfolios	135.1	138.8	382.5	421.1

Total investment advisory fees	$483.4	$465.7	$1,372.5	$1,431.1

Average Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$195.4	$177.4	$187.1	$185.4
Bond and money market	42.5	48.9	40.8	47.9

	237.9	226.3	227.9	233.3
Other portfolios	144.0	149.8	137.6	151.7

	$381.9	$376.1	$365.5	$385.0

	12/31/2007	9/30/2008
Assets Under Management (in billions)
Sponsored mutual funds in the U.S.
Stock and blended asset	$200.6	$158.9
Bond and money market	45.4	48.5

	246.0	207.4
Other portfolios	154.0	137.6

	$400.0	$345.0

Equity securities	$321.6	$263.1
Debt securities	78.4	81.9

	$400.0	$345.0

	Nine months ended
	9/30/2007	9/30/2008
Condensed Consolidated Cash Flows Information (in millions)
Cash provided by operating activities	$687.2	$736.4
Cash used in investing activities, including ($96.5) for additions to property and equipment in 2008	(274.5)	(56.4)
Cash used in financing activities, including common stock repurchases of ($459.5) and dividends paid of ($250.6) in 2008	(338.0)	(612.4)

Net change in cash during the period	$74.7	$67.6

	12/31/2007	9/30/2008
Condensed Consolidated Balance Sheet Information (in millions)
Cash and cash equivalents	$785.1	$852.7
Investments in sponsored mutual funds	773.0	599.4
Property and equipment	358.3	415.0
Goodwill and other intangible assets	668.8	668.3
Accounts receivable and other assets	592.1	587.1

Total assets	3,177.3	3,122.5
Total liabilities	400.2	466.0

Stockholders’ equity, 260.1 common shares outstanding in 2008, including net unrealized holding losses of ($.9) in 2008	$2,777.1	$2,656.5